EXHIBIT 21.1

Subsidiary Name	Jurisdiction of Incorporation
Armstrong Energy Holdings, Inc. Armstrong Coal Company, Inc. Armstrong Fabricators, Inc. Armstrong Logistics Services, LLC Western Diamond LLC Western Land Company, LLC Elk Creek GP, LLC	DE DE DE DE NV KY DE